Exhibit 3.2(b)

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

ENSYSCE BIOSCIENCES, INC.

(as amended November 1, 2024)

Section 1.5 is deleted in its entirety and replaced with the following:

Section 1.5. Quorum.

At any meeting of the stockholders, the holders of shares of capital stock of the Corporation entitled to cast 1/3rd of the total votes entitled to be cast by the holders of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number is required by applicable law or the Certificate of Incorporation. If a separate vote by one or more classes or series is required, the holders of shares entitled to cast 1/3rd of the total votes entitled to be cast by the holders of the shares of the class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. A quorum, once established, shall not be deemed to cease to exist due to the subsequent withdrawal prior to the closing of the meeting of the Corporation’s voting shares that would result in less than a quorum remaining present in person or by proxy at such meeting. For the purposes of the immediately preceding sentence, an adjournment of a meeting shall not constitute the closing of such meeting.

If a quorum shall fail to attend any meeting, the chairperson of the meeting may adjourn the meeting to another place, if any, date and time. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.